August 13, 2010

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0609

RE:	Ambassadors Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 2, 2010
Definitive Proxy Statement
Filed April 13, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 4, 2010
File No. 0-33347

Dear Mr. Spirgel:

Please find below Ambassadors Group, Inc.’s (the “Company”) response to your letter, dated August 2, 2010, regarding our documents listed above, filed with the United States Securities and Exchange Commission (the “Commission”). As requested, the Company has keyed its response to the comments raised by the staff of the Commission (“Staff”) and has attempted to provide you with a high level of detail. Of course, should you have any further questions, please feel free to contact me at any time at the telephone number indicated at the end of this letter.

Definitive Proxy Statement

Compensation Policies and Practices As They relate to the Company’s Risk Management, page 19

1.
We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

•
Company’s Response: In determining whether our compensation policies and procedures could have a material adverse effect on the Company, the Company conducted an assessment and assigned oversight of risk associated with compensation to the Compensation Committee because of their familiarity and involvement with the Company’s compensation policies.  In completing this assessment, the Company developed a complete list of its compensation programs for all employees, including executives.  We then analyzed each aspect of our compensation programs, including salaries, cash incentive, 401K benefits, sales compensation plans, and equity grants and/or awards to identify what kinds of risks it might pose. We paid particular attention to the programs in which executive officers, sales and product management employees participate, since those employees have the kind of responsibilities and duties that may lead to risk. It is worthy to note that our industry does not lend itself to exceedingly risky activities that are out of the ordinary to most companies. Potential risks that were identified include:

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 13, 2010

•	annual focus could create over-emphasis on short-term performance,
•	using enrolled revenue as a measurement could encourage booking of enrollments that will not materialize into revenue, and
•	emphasizing short-term stock price performance at the expense of long-term shareholder interests.
We then identified and evaluated the program features and other practices that enable us to monitor or mitigate the identified risks. Key monitoring and program design activities which mitigate identified risks include:
•	board oversight of executive management and executive oversight of producers,
•	financial goal targets are based on board–approved operating plan,
•	net revenue budgets are actively monitored and adhered to,
•	performance measures are distributed among multiple objectives,
•	payouts on graduated range of performance, not “all or nothing”,
•	reasonable limits are defined regarding maximum payouts,
•	payouts are deferred until completion of annual results are known, and
•	balance exists between short term and long term incentive.
Based on our findings, we concluded that the Company does not have high risk compensation policies and that as monitored and managed, risks relating to our compensation policies are not reasonably likely to have a material adverse effect on the Company as a whole.

Long-Term Incentive Compensation/Equity Based Awards, page 17

2.
In future filings, disclose how you arrived at and why you paid particular levels of long-term incentive compensation for each named executive officers. For example, we note that the compensation committee considered Company performance and individual performance and experience, among other factors, to determine the size of each award. Yet you do not analyze how the committee’s consideration of these factors resulted in the amounts paid for each element for each officer. In future filings please provide more analysis. In addition, in your response letter, please provide us the draft disclosure that would have been included in your proxy for the fiscal year ended December 31, 2009. See Item 402(b)(2)(vi) and (viii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www. sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 13, 2010

Company’s Response: We will provide the additional disclosures requested by the Staff in future filings. In addition, please see the draft disclosure that we would have included in the proxy for the fiscal year ended December 31, 2009:

Long-Term Incentive Compensation/Equity-Based Awards. The Company’s long-term incentive program is designed to retain the Named Executive Officers and to align the interests of the Named Executive Officers with the interests of the Company’s stockholders. The Company’s long-term incentive program consists of periodic grants of stock options and restricted stock, which are made at the discretion of the Compensation Committee under the Incentive Plan. Stock options create incentive for increasing the Company’s stock price by aligning executives’ interests with the shareholders’ interests and have time based periodic vesting. Restricted stock awards have time based cliff vesting and pay dividends, which provide significant retention value even with fluctuations in the equity market.
Decisions made by the Compensation Committee regarding the amount of the grant and other discretionary aspects of the grant take into consideration Company performance, individual performance, contributions to the Company’s development, competitive forces to attract and retain senior management, and the nature and terms of grants made in prior years. Additionally, the Compensation Committee considers the compensation data provided by Towers Watson (formally known as Watson Wyatt), which sets forth median annualized long-term incentive values, the objectives of the long-term incentives, the availability of shares and the perceived value of the available instruments.  Lastly, the Compensation Committee considers base salary and annual cash incentive awards to ensure that when combined with the long-term incentive award, the total target compensation package is competitive and attractive to meet the objective of retaining Named Executive Officers. These factors combined impact the value of long-term incentive based compensation.

Under the Incentive Plan, in addition to options and restricted stock, the Compensation Committee may also grant, in its discretion, stock appreciation rights and may make other awards.

The Compensation Committee typically grants awards to the Named Executive Officers under the Incentive Plan at its fourth-quarter meeting held each year to achieve the objectives of the Company’s long-term incentive program. Except in very limited circumstances, the Compensation Committee does not grant equity awards to Named Executive Officers at other times during the year. All equity awards are made at fair market value on the date of grant, which is the date on which the Compensation Committee authorizes the grant. Under the Incentive Plan, fair market value is determined by the closing price of the Company’s Common Stock on the date of grant.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 13, 2010

The Compensation Committee approves each executive’s grant based on a target value for stock awards expressed as a multiple of base salary. Approximately half of this value is allocated to stock options and half to restricted stock. The target dollar value associated with stock options is divided by the estimated present value per share to determine the number of option shares to be awarded. The target dollar value associated with restricted stock is divided by the estimated fair market value per share at the time of grant to determine the number of shares of restricted stock to be awarded.

In November 2009, a combination of stock options and time-based restricted stock were granted to the Named Executive Officers.  In considering the equity award multiple, the Compensation Committee chose to award at a higher multiple than used in the prior year in an effort to present a competitive total compensation package and award additional equity grants designed to attract and reward for the longer term.  As stated above, base salaries had remained unchanged and cash incentives were reduced due to the lower EPS performance achieved, which the Compensation Committee attributed primarily to economic factors versus individual performance.  During this economic downturn, the Compensation Committee believes the Named Executive Officers have continued to achieve a high degree of individual performance, and have taken actions to improved quality and customer satisfaction to drive the Company’s development and position the Company for better long term performance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

3. In future filings, please note that your commission file number is 0-33347.

Company’s Response: We will make this change in future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 13, 2010

As indicated above, we have attempted in this letter to address all of the Staff comments presented by your letter of August 2, 2010.

We look forward to your confirmation that these items have been appropriately addressed and that the matter is concluded. Should you have any further questions, please contact me at telephone number (509) 568-7648.

Sincerely,

Kristi J. Gravelle
   Chief Financial Officer
       Ambassadors Group, Inc

KJG:js
Cc:	Jeffrey Thomas, CEO
Gerald Chizever, Loeb & Loeb, LLP